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                            February 22, 2023

       Anton Feingold
       Corporate Secretary
       Ares Acquisition Corp
       245 Park Avenue, 44th Floor
       New York, New York 10167

                                                        Re: Ares Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed January 25,
2023
                                                            File No. 333-269400

       Dear Anton Feingold:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed January 25, 2023

       Cover Page

   1. The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting
redirection of cash flows to the pre-business combination owners should be enhanced and given
more prominence in your prospectus. Please revise your
                                                        prospectus cover page
to disclose that the TRA confers significant economic benefits to the pre-business
combination owners, redirects cash flows to the TRA participants at the expense of the rest of
your shareholders, and materially affects your liquidity. Please ensure that your
revised disclosure states clearly that you expect the payments to be substantial and that
the arrangement will reduce the cash provided by the tax savings that would otherwise have
been available to you for other uses. Because the arrangement could be considered a
windfall for the pre-business combination owners, your disclosure should
 Anton Feingold
Ares Acquisition Corp
February 22, 2023
Page 2
         quantify the range of payments associated with agreement.
Market and Industry Data, page xii

2. We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Summary of the Proxy Statement/Prospectus, page 1

3. Please revise this section to clearly describe each of the securities that will be outstanding post-business combination, including the voting rights of each security. Additionally, revise to disclose, if material, any conflicts of interest, economic differences or potential economic differences between the securities, including the OpCo common units, and the risks that such differences pose to public stockholders.
4. Please disclose the total combined voting power of the X-energy Founder post-business combination.
5. Please revise this section to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
We will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development..., page 39

6. We note your disclosure that you have previously experienced delays and/or other complications in the design, manufacture, production and delivery of the Xe-100 and related technology, such as the TRISO-X Fuel Fabrication Facility. Please revise to identify the reasons for those delays and disclose how your business has been affected.
We are subject to information technology and cyber security threats..., page 48 FirstName LastNameAnton Feingold
7. Please describe the extent and nature of the role of the board of directors in overseeing
Comapany   NameAresrisks,
       cybersecurity   Acquisition Corp
                           including in connection with the company   s supply
       chain/suppliers/service
February 22, 2023 Page 2       providers.
FirstName LastName
 Anton Feingold
FirstName LastNameAnton   Feingold
Ares Acquisition Corp
Comapany22,
February  NameAres
            2023      Acquisition Corp
February
Page 3 22, 2023 Page 3
FirstName LastName
Summary of Financial Analysis, page 131

8. We note that Ocean Tomo reviewed prospective financial information and forecasted unlevered cash flows of X-energy for fiscal year 2022 through fiscal year 2036 in connection with the preparation of its fairness opinion. Please clarify whether the AAC board, Special Committee or Ocean Tomo reviewed projected or prospective financial information of X-Energy in connection with the Business Combination in addition to the
         Unit Economic information provided on pages 140-144. If so, please revise to include those projections and disclose all material assumptions and estimates underlying those projections.
9. We note your disclosure that Ocean Tomo's opinion was furnished "solely for the use and benefit of the Special Committee in connection with assessing the fairness of the Purchase
         Price." We also note the language in the fairness opinion itself on page N-1 which states
         that the fairness opinion is    furnished solely for the use and
benefit of the Directors[.]    As
         written these statements may be construed as disclaimers of any potential liability Ocean
         Tomo may owe to security holders. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
U.S. Federal Income Tax Considerations, page 177

10. We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible
         for the tax opinion to use    should    rather than    will,    but
counsel providing the opinion
         must explain why it cannot give a    will    opinion and describe the
degree of uncertainty in
         the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19. Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Equity Capitalization, page 197

11. Please revise to include the 2,303,325 Earn Out Shares expected to be received by
         Management LLC in the    Other instruments    table on page 198, or
explain why you do
         not believe such revision is necessary.
 Anton Feingold
FirstName LastNameAnton   Feingold
Ares Acquisition Corp
Comapany22,
February  NameAres
            2023      Acquisition Corp
February
Page 4 22, 2023 Page 4
FirstName LastName
Adjustment B, page 204

12. We note that pursuant to the PIPE Commitment Letter, the purchase commitment will be reduced up to $25.0 million, on a dollar-for-dollar basis by the amount by which (i) the sum of (A) the amount of cash available in the Trust Account immediately prior to the
         Closing, less amounts required for the Redemptions (to the extent not already paid); plus
         (B) the aggregate proceeds, if any, actually received by AAC from the PIPE Investment
         (including any amount actually funded pursuant to the Commitment Letter); plus (C) the aggregate amount actually funded to X-energy in connection with any Permitted
         Financing prior to January 15, 2023, exceeds (ii) $400,000,000. Please tell us how you determined that the full commitment amount of $45.0 million will be purchased.
13. We note that you classified the Series A Preferred Stock as temporary equity. Please describe the material terms of the Series A Preferred Stock including, but not limited to, voting, conversion, and redemption rights. We also note that your disclosure for the New
         X-Energy Preferred Stock in Description of New X-energy Securities on page 234 states
            No shares of New X-energy Preferred Stock will be issued or outstanding immediately
         after the completion of the Business Combination.    Please revise to
resolve the
         inconsistency and include the material terms of the Series A Preferred Stock.
Adjustment C, page 204

14. Your disclosure states that the pro forma adjustment was made to record transaction costs of $80.0 million, relating to legal, third-party advisory, investment banking, and other miscellaneous fees which were direct and incremental to the Business Combination.
         However, $35.0 million of the $80.0 million appears to be related to deferred underwriter commissions recorded by AAC in connection with its IPO. Please revise your disclosure to more fully clarify the nature of the transaction costs.
Basis of Presentation, page 204

15. Please explain why you believe the business combination between AAC and X-energy should be accounted for as a common control transaction, and revise your disclosure to include the basis for your conclusion. For reference, see ASC 805-50-15-6.
Adjustment E, page 205

16.      We note that as part of the issuance of New X-energy Common Stock,
X-energy   s legacy
         Series A redeemable convertible preferred stock and legacy Series B redeemable convertible preferred stock will be eliminated and converted into permanent equity at
         Closing. As this transaction does not appear to be discussed elsewhere, please revise your disclosures throughout the filing to include a discussion of any transactions related to the preferred stock that are expected to occur in connection with the Business
         Combination.
 Anton Feingold
FirstName LastNameAnton   Feingold
Ares Acquisition Corp
Comapany22,
February  NameAres
            2023      Acquisition Corp
February
Page 5 22, 2023 Page 5
FirstName LastName
Adjustment F, page 205

17. Please revise to disclose the method you used, including material assumptions and estimates, to determine the adjustment amounts recorded for the Earn Out Securities and
         modification of the AAC Support Parties    Private Placement Warrants.
Adjustment H, page 205

18. We note that Management LLC will receive 2,303,325 Earn Out Shares at closing. Please revise to disclose how this is reflected in the pro forma financial statements, or explain to us why it is not reflected.
Adjustment L, page 205

19. Please explain why you believe X-energy OpCo Common Units held by non-controlling interests should be classified in mezzanine equity.
Customers and Partners, page 265

20. Please revise to further describe the material terms of your exclusive framework agreement with Ontario Power Generation.
Our Business Model, page 272

21. We note your discussion of the projected Unit Economics in MD&A. Please revise to provide a cross reference to the Unit Economic Information section and the material assumptions underlying the projections and the limitations of those projections.
X-Energy Reactor Company, LLC Financial Statements
Note 8 - Debt, page F-90

22. We note that X-energy had $37.4 million in convertible notes as of September 30, 2022, and issued $20.0 million in additional convertible notes on October 7, 2022. Please revise to disclose the effect of the Business Combination on the rights of the noteholders, including their conversion rights, and the impact on the pro forma financial information, if any.
Exhibits

23. Please file the following agreements or explain why you are not required to do so:

                joint venture agreement with Intuitive Machines, LLC; applicable management and director compensation agreements; and all material debt and guaranty agreements.
 Anton Feingold
FirstName LastNameAnton   Feingold
Ares Acquisition Corp
Comapany22,
February  NameAres
            2023      Acquisition Corp
February
Page 6 22, 2023 Page 6
FirstName LastName
General

24. We understand that the sponsor may receive additional securities pursuant to an anti-
         dilution adjustment based on the company's additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
25. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
26. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
27. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
28. Please update the registration statement to reflect the results of your February 2,
         2023 extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account.
29. We note that the registration statement includes market opportunity data from PA
         Consulting. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities
         Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
30. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
31. We note that certain of the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Anton Feingold
Ares Acquisition Corp
February 22, 2023
Page 7

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-
3723 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameAnton Feingold                        Sincerely,
Comapany NameAres Acquisition Corp
                                                        Division of Corporation
Finance
February 22, 2023 Page 7                                Office of Manufacturing
FirstName LastName